Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

TO:         Envision Healthcare and AMSURG Team Members

FROM:  William A. Sanger & Christopher A. Holden

Today we announced that we have signed a definitive agreement to merge Envision Healthcare and AMSURG.

This exciting and transformational combination of two complementary healthcare service leaders will better position us both to deliver on a shared element of our cultures — the desire to strengthen the voices of our physicians and the wide array of highly-skilled clinicians who practice alongside them.  The breadth of services and market presence we will be able to offer, the extensive range of quality management tools and support we will be able to provide, and the potential we will have to help our healthcare professionals proactively respond to value-based reimbursement and other emerging opportunities, will be truly differentiating.

It will also allow us to effectively mobilize our care providers to manage a broader continuum of patient care, including a best-in-class suite of acute care physician services, medical transportation, ambulatory surgery and post-acute care management. This creates more comprehensive and effective care solutions for the patient populations we serve and will create significantly more growth opportunities for employees and partners of both Envision and AMSURG.

Our management teams have spent a great deal of time together, and it has become abundantly clear that we have a mutual respect and admiration for each other and the great organizations we have the privilege of leading.  Importantly, we have a shared vision to be the most trusted strategic partner for providers, health systems, communities and payors in the common pursuit of delivering the highest quality of care.

Upon completion of the merger, the combined company will be named Envision Healthcare Corporation and will be co-headquartered in Greenwood Village, Colorado and Nashville, Tennessee.  Current Envision CEO Bill Sanger will become Executive Chairman of the Board of Directors and Current AMSURG CEO Chris Holden will be President and Chief Executive Officer.  The Board of Directors will be comprised of equal numbers of current Envision and AMSURG directors.  Under such a skilled mix of leadership, we will accelerate our growth and advance our ability to provide comprehensive healthcare to those who need it most.

While we are eager to start working together, it is important to note that today’s announcement is only the first step in the process.  The merger is expected to close by the end of 2016, subject to regulatory approvals, approval by Envision and AMSURG shareholders and the satisfaction or waiver of customary closing conditions.  We will begin integration planning immediately, but we must continue to operate as separate, independent companies until the merger closes.

We are committed to keeping everyone informed as the integration planning process unfolds.  In the meantime, it remains business as usual and we encourage everyone to stay focused on the great work you do every day for our patients, healthcare partners and the many communities we serve.  We realize that any major transaction like this can cause a degree of uncertainty.  Let us assure you, this combination is about growth and transforming our organizations for the future of healthcare.  Please refer to the FAQ document in the link below to answer any immediate questions or concerns you may have — we will update it as we have more information.

We expect today’s announcement will lead to attention from the media and investors.  Please do not respond to them yourself; instead, forward any media or investor inquiries to the respective company contacts below.

As always, thank you for your continued hard work and commitment.  This is an exciting time for both Envision and AMSURG as we look forward to the future, together.

William A. Sanger	Chris Holden

Link to FAQs on Envision Employee Portal (login required)

Questcare & EPMG: the FAQs will be posted to your respective portals shortly

MEDIA INQUIRIES

Envision: Kim Warth at kim.warth@evhc.net

AMSURG: Todd Lunsford at tlunsford@amsurg.com

INVESTOR INQUIRIES

Envision: Bob Kneeley at bob.kneeley@evhc.net

AMSURG: Claire Gulmi at cgulmi@amsurg.com

TEAM MEMBER INQUIRIES

EnvisionQuestions@evhc.net

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AMSURG or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www. AMSURG.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this presentation may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this presentation are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond

Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.